UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the

Securities Exchange Act of 1934

For the month of September, 2020

Commission File Number 1-15106

PETRÓLEO BRASILEIRO S.A. – PETROBRAS

(Exact name of registrant as specified in its charter)

Brazilian Petroleum Corporation – PETROBRAS

(Translation of Registrant's name into English)

Avenida República do Chile, 65
20031-912 – Rio de Janeiro, RJ
Federative Republic of Brazil

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No___X____

Petrobras concludes test in Jupiter area

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Rio de Janeiro, September 4, 2020 – Petróleo Brasileiro S.A. – Petrobras informs the conclusion of the Drill Stem Test (DST) in the area of Júpiter Discovery Assessment Plan, located in the Santos Basin pre-salt.

The Jupiter area belongs to the BM-S-24 concession, in which Petrobras is the operator, with an 80% interest, and was acquired in 2001 in partnership with Petrogal Brazil, which has the remaining 20%, in the 3rd Round of Bids of the National Agency of Petroleum, Natural Gas and Biofuels (ANP).

The DST assessed the pre-salt carbonate reservoirs in the well internally called Apollonia (3-BRSA-1246-RJS), located approximately 295 km from the city of Rio de Janeiro, in a water depth of 2,183 m.

The results obtained confirm the excellent productivity of the well, carrier of condensed oil of very high added value, with high flows, thus reinforcing the potentiality of the area. The fluid has a high gas-oil ratio and high CO2 content, requiring the application of innovative technologies for its commercial production. For this reason, the fluid samples collected in the test will be used to validate the HISEP® High Pressure Separation technology, developed and patented by Petrobras, which consists of the separation and reinjection in the reservoir rocks, by means of equipment installed at the bottom of the sea, of the CO2 existing in the oil produced. HISEP® is in the qualification stage and a pilot, in another area operated by the company, should be installed in 2024 to perform longer term tests, enabling a new concept of production development.

This technological innovation has the potential to enable the Jupiter production development pilot project, as well as other projects with high gas-oil and CO2 ratio fluids, opening a new exploration and production development frontier for opportunities in Petrobras' deep and ultra-deep water portfolio.

www.petrobras.com.br/ir

For more information:

PETRÓLEO BRASILEIRO S.A. – PETROBRAS | Investor Relations

Email: petroinvest@petrobras.com.br/acionistas@petrobras.com.br

Av. República do Chile, 65 – 1803 – 20031-912 – Rio de Janeiro, RJ.

Phone: 55 (21) 3224-1510/9947 | 0800-282-1540

This document may contain forecasts within the meaning of Section 27A of the Securities Act of 1933, as amended (Securities Act), and Section 21E of the Securities Trading Act of 1934, as amended (Trading Act), that reflect the expectations of the Company's officers. The terms: "anticipates", "believes", "expects", "predicts", "intends", "plans", "projects", "aims", "should," and similar terms, aim to identify such forecasts, which evidently involve risks or uncertainties, predicted or not by the Company. Therefore, future results of the Company's operations may differ from current expectations, and the reader should not rely solely on the information included herein.

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: September 4, 2020

PETRÓLEO BRASILEIRO S.A–PETROBRAS

By: /s/ Andrea Marques de Almeida

______________________________

Andrea Marques de Almeida

Chief Financial Officer and Investor Relations Officer